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                               May 10, 2022

       Bernard Rubin
       Chief Executive Officer
       Entertainment Arts Research, Inc.
       19109 W Catawba Ave, Suite 200
       Cornelius, NC 28031

                                                        Re: Entertainment Arts
Research, Inc.
                                                            Post-Qualification
Amendment to Form 1-A
                                                            Filed May 2, 2022
                                                            File No. 024-11608

       Dear Mr. Rubin:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment to Form 1-A filed May 2, 2022

       General

   1. We note your disclosure that you are offering shares at an offering price to be determined after qualification
within the range of $0.02 to $0.075 per share pursuant to Tier 1 of
                                                        Regulation A.
At-the-market offerings are not permitted under Regulation A. Please revise your offering
statement to offer the shares at one fixed price for the duration of the offering. Refer to Rule
251(d)(3)(ii) of Regulation A for further guidance. If you change the offering price in
the future, you should announce any price changes in either a post-
                                                        qualification amendment
or supplement, depending on the facts and circumstances at the time of the change.
Please refer to Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation A
                                                        for further guidance.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to
 Bernard Rubin
Entertainment Arts Research, Inc.
May 10, 2022
Page 2

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                          Sincerely,
FirstName LastNameBernard Rubin
                                                          Division of
Corporation Finance
Comapany NameEntertainment Arts Research, Inc.
                                                          Office of Real Estate
& Construction
May 10, 2022 Page 2
cc:       Jeff Turner
FirstName LastName